

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2010

Mr. Thomas W. Itin
Chief Executive Officer
LBO Capital Corp.
3509 Auburn Rd., Suite 200
Auburn Hills, MI 48326-3318

      Re: LBO Capital Corp.
              Item 4.02 Form 8-K
              Filed August 26, 2010
              File No. 033-19107

Dear Mr. Itin:

      We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

1.   We note that you now expect a further reduction in the fair value of intangible assets acquired in September 2008 resulting from changes in the valuation methods used. Please tell us if this non-reliance was determined by the Company or if the independent accountant advised the Company of it, and explain to us the basis for your conclusion. Also revise to provide all of the disclosures required by Item 4.02(a) of Form 8-K, or Item 4.02(b) and (c) of Form 8-K, as applicable.

      You may contact John Archfield at (202) 551-3315 if you have questions regarding comments on the filing and related matters.

                    Sincerely,

                    John T. Archfield Jr.
                    Staff Accountant